FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on November 7, 2008, by Panasonic Corporation, announcing that Panasonic and SANYO Agree to Start Discussions for Capital and Business Alliance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 7, 2008

November 7, 2008

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
+81-3-3578-1237	+81-3-6414-8621

Panasonic News Bureau
+81-3-3542-6205

Kazuo Sasaki	Kenichi Sato
Investor Relations	Investor Relations
+81-6-6908-1121	+81-6-6994-3468

Panasonic and SANYO Agree to Start Discussions for Capital and Business Alliance

Osaka, November 7, 2008 — Panasonic Corporation (NYSE: PC/ TSE:6752, “Panasonic”) and SANYO Electric Co., Ltd. (TSE 6764, “SANYO”), upon the resolutions of the meetings of their respective Boards of Directors held today on November 7, 2008, agreed to start discussions for capital and business alliance between Panasonic and SANYO.

Panasonic and SANYO will start discussions, with the aim of maximizing both companies’ corporate values by pursuing synergies between both companies and further strengthening initiatives to achieve potential revenue and profit growth through this alliance.

1. Purpose

Panasonic has been challenging under the “Panasonic” brand to generate “ideas for life” for the future. Through innovative thinking, Panasonic is committed to enriching people’s lives around the world and thereby contributing to the development of society and future of the world. On the other hand, SANYO has been seeking to become a “Leading provider of Environment- and Energy-related products,” which significantly contributes to enhancing the global environment and enriching people’s lives, under its management philosophy stating “We are committed to becoming an indispensable element in the lives of people all over the world.” Gathering together the accumulated technologies and manufacturing knowledge of both companies, we believe that we will evolve to a corporate group which will be highly admired globally by enhancing the quality of life for the people worldwide and coexisting in harmony with the global environment. Through this capital and business alliance based on the premise of making SANYO a subsidiary of Panasonic, we aim to share both companies’ management know-how and business resources while collaborating with each other, thereby creating a global competitive foundation which will maximize corporate values of both Panasonic and SANYO and bring benefit for both companies’ shareholders and all other stakeholders, including customers and employees.

2. Effect of the Collaboration between Panasonic and SANYO

In the Energy Business Domain, both Panasonic and SANYO will be able to utilize their complementary technology by cooperating with each other in order for both companies to contribute to the development of the rechargeable battery market as well as its provision of global sales networks in order to expand SANYO’s solar and energy businesses. In the Electronics Business Domain and the Ecology Business Domain, we can both expand the range of products and mutually utilize each other’s sales channels, in each of the digital, commercial, device and white goods businesses included in these domains. Moreover, we can aim to reduce the production and development cost through technical collaboration.

In addition to enhancing efficiency of purchasing through joint procurements, Panasonic can share its accumulated know-how on cost reduction with SANYO, thereby enhancing SANYO’s profitability in every business domain. Panasonic would also like to apply SANYO’s remarkable mass production techniques to Panasonic’s operation. Both companies will further the best operations of both companies in other areas, without regard to the origin company of the method.

3. Future Schedule

Considering the above, Panasonic and SANYO will immediately set up a project team, to start intensive discussion on the capital and business alliance between both companies based on the premise of making SANYO a subsidiary of Panasonic, keeping a variety of options in mind. We aim to maximize corporate values of both Panasonic and SANYO to bring benefit for both companies’ shareholders and all other stakeholders including customers and employees.

After earnest discussion between both companies, we will disclose the subsequent progress of the discussions between both companies at around the end of December 2008. If we reach an agreement earlier, we will disclose the progress promptly after the agreement is made.

4. Basic information of Panasonic and SANYO

(As of March 31, 2008)

Trade Name	Panasonic Corporation		SANYO Electric Co., Ltd.

Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electronic and electric equipment

Date of Incorporation	December 15, 1935		April 1, 1950

Principal Office	Kadoma-shi, Osaka, Japan		Moriguchi-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Seiichiro Sano, Executive Director & President

Capital Stock (million yen)	258,740		322,242

Shares Issued	2,453,053,497		Common stock: 1,872,338,099 Class A preferred stock: 182,542,200 Class B preferred stock: 246,029,300

Shareholders’ Equity (million yen)	3,742,329 (consolidated basis)		308,043 (consolidated basis)

Total Assets (million yen)	7,443,614 (consolidated basis)		1,683,837 (consolidated basis)

Financial Closing Date	March 31		March 31

Major Shareholders	Moxley & Co.	8.85%	Common Stock

	The Master Trust Bank of Japan, Ltd. (Trust account)	6.39%	SANYO Electric Employees Stockholders’ Association	1.39%
			Sumitomo Mitsui Banking Corporation	1.18%

	Japan Trustee Services Bank, Ltd. (Trust account)	4.15%	The Master Trust Bank of Japan, Ltd. (Trust account)	1.12%

	State Street Bank and Trust Co.	3.23%	Nippon Life Insurance Company	1.08%

	Nippon Life Insurance Company	3.18%	Japan Trustee Services Bank, Ltd. (Trust account)	0.99%

			(Class A preferred stock)
			Evolution Investments Co., Ltd.	24.49%
			Oceans Holdings Co., Ltd.	24.49%
			Sumitomo Mitsui Banking Corporation	0.80%

			(Class B preferred stock)
			Evolutions Investments Co., Ltd.	—
			Oceans Holdings Co., Ltd.	—
			Sumitomo Mitsui Banking Corporation	—

	* Ownership Ratio (calculated excluding the company’s own shares)		* Voting Right Ratio

Notes:	Amounts less than one million yen have been rounded to the nearest whole million yen amount.

Evolution Investments Co., Ltd. is a wholly-owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd. and Oceans Holdings Co., Ltd. is an affiliate company of The Goldman Sachs Group Inc.

Class B preferred stock of SANYO has no voting rights at a stockholders’ meeting.

Disclaimer Regarding Forward-Looking Statements (Panasonic)

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Disclaimer Regarding Forward-Looking Statements (SANYO)

Descriptions provided in this press release other than past facts are business forecast estimates based on SANYO’s current plans, prospects, and strategies. Our company has made business judgments based on the information obtainable at this point. Therefore, accuracy and reliability of the acquired information is not guaranteed. Do not place undue reliance on such information.

Business forecast may be affected by a number of variable factors, including various risks and uncertainties. The major variable factors include the following: 1) Environment changes for our company’s businesses, such as a large fluctuation in economic conditions and capital markets and changes in consumer spending; 2) Fluctuation of yen exchange rates for U.S. dollar and other currencies that will influence international business expansion; 3) Various trade restrictions in the markets in different countries; and 4) Our company’s ability to offer new technologies, products, and services in response to rapid engineering innovation, market competition, and price competition. In addition to these, there will be other factors that can impact our business performance. Please assume all underlying risks and uncertainties.

About Panasonic

Best known for its Panasonic brand name, Panasonic Corporation is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

About SANYO

SANYO Electric Co., Ltd. aims to become a ‘leading provider of Environment- and Energy-related products’ based on its Brand Vision ‘Think GAIA’. SANYO’s businesses are divided into three business areas: Energy, Electronics and Ecology. These three areas cover a broad range of products and services such as rechargeable batteries, photovoltaic systems, HVAC/R equipment, digital imaging devices, personal navigation devices, home appliances, electronic components and others. For further information, please visit SANYO’s web site at http://www.sanyo.com/.

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